Filed Pursuant to Rule 433

Registration No. 333-236683

January 19, 2021

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 1,750,000,000 4.750% NOTES DUE JANUARY 26, 2026

USD 1,750,000,000 5.875% NOTES DUE JUNE 26, 2031

ISSUER:	The Republic of Turkey

SECURITIES:	4.750% Notes due January 26, 2026	5.875% Notes due June 26, 2031

PRICING DATE:	January 19, 2021

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	B2 (Moody’s) / BB- (Fitch)	B2 (Moody’s) / BB- (Fitch)

ISSUE SIZE:	USD 1,750,000,000	USD 1,750,000,000

PRICE TO PUBLIC:	99.342%	99.430%

TOTAL FEES:	USD 1,225,000 (0.07%)	USD 1,225,000 (0.07%)

NET PROCEEDS TO ISSUER:	USD 1,737,260,000	USD 1,738,800,000

YIELD TO MATURITY:	4.900% per annum	5.950% per annum

COUPON:	4.750% per annum, payable semi-annually on a 30/360 basis	5.875% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	January 26, 2026	June 26, 2031

SPREAD TO BENCHMARK US TREASURY:	445.3 bps	486.0 bps

BENCHMARK US TREASURY:	UST 0.375% due December 12, 2025	UST 0.875% due November 15, 2030

BENCHMARK US TREASURY YIELD:	0.447%	1.090%

DENOMINATIONS:	USD 200,000/USD 1,000	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	January 26 and July 26, beginning on July 26, 2021	June 26 and December 26, beginning on June 26, 2021 (short first coupon)

CUSIP / ISIN:	900123DB3 / US900123DB31	900123DC1 / US900123DC14

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of the Republic of Turkey.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	Citigroup Global Markets Inc. Goldman Sachs International J.P. Morgan Securities plc

SETTLEMENT DATE:	Expected January 26, 2021 (T+5) through the book-entry facilities of The Depository Trust Company

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Citigroup Global Markets Inc. at +1-800-831-9146, Goldman Sachs International at +1-866-471-2526 and J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the Notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/0000869687/000119312521011157/0001193125-21-011157-index.html

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